WPCS INTERNATIONAL INCORPORATED

521 Railroad Avenue

Suisun City, CA 95485

December 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	WPCS International Incorporated
Registration Statement on Form S-4 (File No.333-220891)
Request for Acceleration of Effectiveness
Requested Date: December 14, 2017
Requested Time: 4:00 p.m. Washington, D.C. time

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, WPCS International Incorporated (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-220891), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Washington, D.C. time on December 14, 2017, or as soon as possible thereafter.

The Registrant hereby authorizes Kenneth S. Rose, Esq., of Morse, Zelnick, Rose & Lander, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Rose at (212) 838-5030 or, in his absence, to Joel J. Goldschmidt, Esq., of Morse, Zelnick, Rose & Lander, LLP, at (212) 838-8269. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Morse, Zelnick, Rose & Lander, LLP, attention: Kenneth S. Rose, via facsimile at (212) 208-6809 or email (krose@mzrl.com).

Very truly yours,

WPCS International Incorporated

By:	/s/ Sebastian Giordano
Sebastian Giordano
President and Chief Executive Officer

Cc:	Kenneth S. Rose
Joel J. Goldschmidt
Kenneth R. Koch
Daniel A. Bagliebter